Jardines 03 MAR 19 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

11th March 2003

03007853

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Director's Share Transaction

We have notified the UK Listing Authority today on behalf of MOIL in which Mr Sydney S W Leong is a Director of the following:

Following a classification of the nature of the interest of Mr Sydney S W Leong in 12,696 shares of Jardine Strategic Holdings Limited, the holding company of MOIL, held by a connected person, it has been determined that such interest should be described as non-beneficial rather than beneficial.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary